Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Henton, Wanda G.	2. Issuer Name and Ticker or Trading Symbol Ocean Energy, Inc. (OEI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) Lloyd Bridge Advisory Corp. 301 W. 53rd, Suite 10B	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/25/2003
(Street) New York, NY 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	04/25/2003		D	V	2,000	D	(1)	-0-	D
Common	04/25/2003		D	V	11,403	D	(1)	-0-	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy) OEI-(99)NQ	$17.80	04/25/2003		D	V		10,000	(3)	05/11/2011	Common	10,000	(3)	-0-	D
Stock Option (Right to Buy) OEI-(01)NQ	$22.58	04/25/2003		D	V		6,000	(3)	05/14/2012	Common	6,000	(3)	-0-	D
Explanation of Responses:

(1) Disposed of pursuant to merger agreement between Issuer ("OEI") and Devon Energy Corporation "DVN") at an exchange rate of 0.414 shares of DVN Common Stock for each share of OEI Common Stock. The closing price of DVN Common Stock on the exchange date was $48.65 per share.

(2) Represents share interest held in OEI Outside Directors Deferred Fee Plan as of April 5, 2003.

(3) This option was assumed by DVN in the merger. The number of shares of DVN Common Stock purchasable under the Assumed Option shall be equal to 0.414 times the number of shares of OEI Common Stock underlying the Assumed Option. The per share exercise price of the Assumed Option shall be an amount equal to the per share exercise price of the stock option being assumed divided by 0.414. The Assumed Option, to the extent not already vested, became fully vested on April 25, 2003 as a result of the Change in Control.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert K. Reeves **Signature of Reporting Person Attorney-in-fact for Wanda G. Henton	04/29/2003 Date
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